1 National Grid plc 31 March 2021 NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION. NATIONAL GRID PLC WILL SHORTLY PUBLISH A CIRCULAR IN CONNECTION WITH THE WPD ACQUISITION. ANY VOTING DECISIONS BY SHAREHOLDERS IN CONNECTION WITH THE WPD ACQUISITION SHOULD BE MADE ON THE BASIS OF THE INFORMATION CONTAINED IN THE CIRCULAR. FOR IMMEDIATE RELEASE National Grid plc (‘National Grid’ or the ‘Company’) Proposed acquisition of Western Power Distribution Publication of Circular and Notice of General Meeting Further to the announcement made on 18 March 2021, National Grid announces that its circular (the ‘Circular’), in relation to the proposed acquisition of PPL WPD Investments Limited, the holding company of Western Power Distribution - the UK’s largest electricity distribution business (the ‘WPD Acquisition’), has today been approved by the Financial Conduct Authority (the ‘FCA’). The Circular will shortly be sent to the Company’s shareholders (‘shareholders’), other than those who have elected for notification by electronic communication. The WPD Acquisition is conditional on, among other things, the approval of shareholders. Accordingly, the Circular contains a notice convening a General Meeting of the Company which is to be held at 1 - 3 Strand, London, WC2N 5EH at 12pm on 22 April 2021 (the ‘General Meeting’) at which ordinary resolutions will be proposed for shareholders to approve the WPD Acquisition and a related increase to the borrowing limit in the Company’s articles of association (the ‘Notice of General Meeting’). Further details of the resolutions are provided in the explanatory notes to the Notice of General Meeting. The expected timetable of principal events in relation to the General Meeting is as follows: Event Expected time/date Deadline for lodging Forms of Proxy/ CREST Proxy Instructions 12 p.m. on 20 April 2021 Voting Record Time 6.30 p.m. on 20 April 2021 General Meeting 12 p.m. on 22 April 2021 General Meeting The health and safety of our shareholders and colleagues is vitally important to us; therefore in light of the COVID-19 pandemic and current UK Government restrictions which prohibit, among other things, public gatherings, the General Meeting will take place as a closed meeting. This means that the General Meeting will be held with only the minimum number of persons in attendance as is legally required to form a quorate meeting. Please do not travel to the General Meeting, as anyone who seeks to attend in person will be refused entry. All shareholders are strongly urged to register their votes in advance by appointing the Chairman of the General Meeting as their proxy and giving voting instructions. We do not recommend the appointment of any other person as your proxy as they will not be able to attend the General Meeting and your vote will not be Exhibit 99.1 counted. Further details on how to appoint your proxy are provided in the explanatory notes to the Notice of General Meeting.

Shareholder engagement

The Board of directors (the '**Board**') recognises the ongoing importance of communication with shareholders at this time and allowing shareholders the opportunity to engage with the Board. Shareholders will have the opportunity to submit questions in advance of the proxy voting deadline at 12pm on 20 April 2021. Information about how to submit your questions is set out in the Notice of General Meeting.

A pre-recorded webcast will be available to watch online prior to the General Meeting at https://www.nationalgrid.com/investors/shareholder-information/agm from 14 April 2021 at which shareholder questions submitted before 5pm on 12 April 2021 will be answered by the Board. Please note that the webcast is intended for shareholders only. If you are a shareholder and would like to ask the Board questions on the formal business of the General Meeting, please submit your questions by completing the form at https://www.nationalgrid.com/investors/shareholder-information/agm. You will be able to register questions from 1 April 2021 until 12pm on 20 April 2021. You will be asked to supply your Shareholder Reference Number for verification. We will endeavour, where appropriate, to answer questions from shareholders submitted before 5pm on 12 April 2021 during the webcast and in any event will make answers available to those and other questions submitted before 12pm on 20 April 2021 at https://www.nationalgrid.com/investors/shareholder-information/agm as soon as practical after the webcast.

The Circular and the Notice of General Meeting will shortly be submitted to the National Storage Mechanism of the FCA and available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

The Circular and the Notice of General Meeting will also shortly be available for viewing on the Company's website at

https://www.nationalgrid.com/investors/shareholder-information/agm

The Board will continue to closely monitor the latest Government guidance in respect of the COVID-19 pandemic and how this may affect the arrangements for the General Meeting. If it becomes necessary or appropriate to revise the current arrangements for the General Meeting, further information will be made available on our website at https://www.nationalgrid.com/investors/shareholder-information/agm

CONTACTS

Investors and Analysts	
Nick Ashworth	+44 (0) 7814 355 590
Angela Broad	+44 (0) 7825 351 918
James Flanagan	+44 (0) 7970 778 952
Jonathan Clay	+44 (0) 7899 928 247
Media	
Molly Neal	+44 (0) 7583 102 727
Surinder Sian	+44 (0) 7812 485153
Teneo (Financial PR Advisor to the Company)	
Charles Armitstead	+44 (0) 7703 330 269
Barclays Bank PLC, acting through its Investment Bank	+ 44 (0) 20 7623 2323
Joint Financial Adviser, Sole Sponsor and Corporate Broker	
Alisdair Gayne	
Iain Smedley	
John Lange	

2

3 Neal West Goldman Sachs International +44 (0) 20 7774 1000 Joint Financial Adviser Karen Cook Brian Bolster Brian O’Keeffe Robey Warshaw LLP +44 (0) 20 7317 3900 Joint Financial Adviser Simon Robey Philip Apostolides Cautionary statement This announcement is not intended to, and does not constitute, or form part of, any offer to sell or an invitation to purchase or subscribe for any securities or a solicitation of any vote or approval in any jurisdiction. The information contained in this announcement is not for release, publication or distribution to persons in any jurisdiction where to do so might constitute a violation of local securities laws or regulations. Shareholders are advised to read the whole of the Circular with care. Important information relating to financial advisers Barclays Bank PLC, acting through its Investment Bank (’Barclays’), which is authorised by the Prudential Regulation Authority and regulated in the United Kingdom by the FCA and the Prudential Regulation Authority, is acting exclusively for the Company and no one else in connection with the WPD Acquisition and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Barclays nor for providing advice in relation to the WPD Acquisition or any other matter referred to in this announcement. Goldman Sachs International (‘Goldman Sachs’), which is authorised and regulated in the United Kingdom by the FCA, is acting as joint financial adviser exclusively for the Company and no one else in connection with the WPD Acquisition and will not regard any other person as its client in relation to the WPD Acquisition and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Goldman Sachs or its affiliates, nor for providing advice in connection with the WPD Acquisition or any other matter or arrangement referred to in this announcement. Robey Warshaw LLP (‘Robey Warshaw’), which is authorised and regulated in the United Kingdom by the FCA, is acting as joint financial adviser exclusively for the Company and no one else in connection with the WPD Acquisition and will not regard any other person as its client in relation to the WPD Acquisition and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Robey Warshaw, nor for providing advice in connection with the WPD Acquisition or any other matter or arrangement referred to in this announcement. Apart from the responsibilities and liabilities, if any, which may be imposed on Barclays, Goldman Sachs or Robey Warshaw by the Financial Services and Markets Act 2000 (as amended) or the regulatory regime established thereunder, or under the regulatory regime of any jurisdiction where the exclusion of liability under the relevant regulatory regime would be illegal, void or unenforceable, none of Barclays, Goldman Sachs or Robey Warshaw, or any of their respective subsidiaries, branches or affiliates accepts any responsibility or liability whatsoever for, or makes any representation or warranty, express or implied, as to the contents of this announcement, including its accuracy, completeness or for any other statement made or purported to be made by any of them, or on their behalf, in connection with the Company or the WPD Acquisition. Each of Barclays, Goldman Sachs and Robey Warshaw and their respective subsidiaries, branches and affiliates accordingly disclaim to the fullest extent permitted by law all and any responsibility and liability whether arising in tort, contract or otherwise (save as referred to above) in respect of this announcement or any such statement or otherwise. Neither the content of National Grid's website nor any website accessible by hyperlinks on National Grid's website is incorporated in, or forms part of, this announcement.